Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2017 year-end

Financial Statements, MD&A

and results news release

at www.kinross.com

NEWS RELEASE

Kinross provides update on organic development projects

and full-year 2017 exploration results

Five projects advancing on schedule and on budget; three development opportunities proceeding well

Tasiast two-phased expansion on track, with Phase One production expected by end of June

Toronto, Ontario – February 14, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) provided today updates to its organic development projects, exploration program and its estimated mineral reserves and resources.

(This news release contains forward-looking information about expected financial and operating performance of the Company. All mineral reserves and mineral resources, as well as mine life disclosures, are estimates.)

Organic development projects:

•	Tasiast Phase One: Proceeding on schedule and on budget and is expected to commence full commercial production by the end of June. Plant construction is now 93% complete.
•	Tasiast Phase Two: On schedule to commence construction as Phase One nears completion. Phase Two is expected to begin commercial production in Q3 2020 and transform Tasiast into a large, world-class operation, with low costs and a long mine life.
•	Round Mountain Phase W: Stripping and initial construction commenced ahead of schedule in late 2017, with all major permits now received. Initial low grade Phase W ore is expected to be encountered in mid-2019.
•	Bald Mountain Vantage Complex: Proceeding on schedule with commissioning for the proposed heap leach pad and processing facilities expected to commence in Q1 2019.
•	Moroshka: Proceeding on schedule and on budget with mining of high-grade ore expected to begin in the second half of the year for processing in the Kupol mill.
•	Fort Knox Gilmore: Company expects to complete a feasibility study in mid-2018. Kinross added 2.1 million Au oz. in estimated measured and indicated resources and 300 koz in estimated inferred resources[1] after gaining mineral rights to Gilmore land.
•	Tasiast Sud: Pre-feasibility study on schedule to be completed in the second half of 2018. Kinross added 820 Au koz. to estimated inferred resources after completing a 2017 drilling program at the project.
•	La Coipa Restart: Company has agreed to acquire the 50% of the Phase 7 deposit it did not already own to gain full ownership and related mining rights. In 2017, the Company added 844 koz. of gold and 34 million oz. of silver to mineral reserve estimates from the Phase 7 and Puren deposits, which comprise the La Coipa Restart project.

Exploration and Mineral Reserves and Resources update1:

•	The Company added approximately 4.0 million oz. to its proven and probable mineral reserve estimates in 2017 to offset depletion of 3.2 million Au oz., mainly due to additions of approximately 2.3 million Au oz. at Round Mountain, 844 koz. at La Coipa, 273 koz. in Russia, 332 koz. at Paracatu and 254 koz. at Fort Knox.
•	Additions to estimated mineral reserves are expected to extend mining at Round Mountain by five years, Fort Knox mine life by one year, mill production at Kupol by one year and Paracatu mine life to 2032.
•	Mineral reserve estimates at year-end 2017 were 25.9 million Au oz. compared with 31.0 million Au oz. at year-end 2016, as the sale of Cerro Casale and depletion was partially offset by mineral reserve additions.
•	Measured and indicated mineral resource estimates were 29.6 million Au oz., and are largely in line with 30.3 million Au oz. at year-end 2016. Net additions of 1.8 million oz. at Fort Knox and 461 koz. at Round Mountain largely offset the net decrease, which was mainly as a result of the sale of Cerro Casale and White Gold.
•	In 2018, Kinross is prioritizing exploration drilling at several operations, including Kupol, Tasiast Sud, and Bald Mountain, as the Company continues to focus on promising brownfield opportunities for mineral resource and reserve additions.

1 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2017, and explanatory notes starting at page 14.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to Kinross’ organic development projects:

“Our five development projects and three development opportunities all made great progress in 2017 and are proceeding on schedule and on budget. We achieved key project milestones during the year and are in a strong position to continue executing according to our plan. These projects are expected to increase production or extend life of mine in our portfolio and are the foundation of our future growth.

“The two-phased Tasiast expansion is on schedule and on budget, with full commercial production at Phase One expected by the end of June, and Phase Two development preparations well on their way to ensure continuity with the project management teams. Our Nevada projects are proceeding as planned, with Round Mountain Phase W now in construction and the Bald Mountain Vantage Complex scheduled for commissioning in Q1 2019. In 2018, we also expect to begin mining high-grade ore at Moroshka, complete the Fort Knox Gilmore project feasibility study, complete the Tasiast Sud pre-feasibility study, and receive the remaining sectoral permits for the La Coipa Restart project.

“Our exploration program delivered meaningful ounces to our operations, as we added more than 3.5 million ounces to measured and indicated mineral resource estimates. We also added approximately four million ounces to mineral reserve estimates to offset depletion, and expect to extend mine life at key operations across our portfolio.”

Organic development projects

Tasiast Phase One and Phase Two expansion

Tasiast Phase One project development is progressing well, and continues to be on time and on budget, with full commercial production expected by the end of June. Plant construction is now 93% complete and the remaining work is now focused on electrical, instrumentation and controls installations. Mechanical installation of the primary crusher, conveyor, stockpile and CIL (carbon-in-leach) plant modifications, which includes the cyclones, three leach tanks and elution circuit, are now substantially complete. Commissioning of the primary crusher and CIL plant is expected to begin in late February, and the SAG mill in April.

The Tasiast Phase Two project is proceeding on schedule, as Phase One nears completion. Project and construction teams are expected to transition from Phase One to Phase Two development to establish continuity between projects. Overall engineering is now 33% complete and procurement is progressing well, with the power plant and EPCM contracts now awarded. Early works for the ball mill and power plant are expected to commence in Q2 2018. Phase Two is expected to begin commercial production in Q3 2020 and transform Tasiast into a large, world-class operation, with low costs and a long mine life.

Round Mountain Phase W

At the Round Mountain Phase W project, stripping, initial construction and site preparation activities commenced ahead of schedule in late 2017 after the receipt of the Decision Record and other approvals from the U.S. Bureau of Land Management. The construction management team has been mobilized to site and earthworks have begun in the project area. Detailed engineering is progressing on schedule, with heap leach engineering complete and mine infrastructure and processing facility engineering approximately 50% complete. Procurement activities are underway for critical long lead items and tracking according to plan. State permitting is proceeding as planned, with all major permits now received. The project remains on schedule, with initial low grade Phase W ore expected to be encountered in mid-2019.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project is proceeding on schedule, with initial construction work now well underway and engineering more than 80% complete. Permitting is proceeding as planned and contractors for

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

more than half the scope of the project work have been selected. Commissioning for the proposed heap leach pad and processing facilities is expected to commence in Q1 2019.

Moroshka project

At the Moroshka satellite deposit in Russia, located approximately four kilometres east of Kupol, development of the twin declines continues to proceed on schedule and on budget. Mining of high-grade ore at Moroshka is expected to commence in the second half of 2018 for processing in the Kupol mill.

Fort Knox Gilmore

At the Fort Knox Gilmore project, permitting activities have commenced and feasibility study activities are ongoing. The feasibility study, which is expected to be completed in mid-2018, is assessing a multi-phase layback of the Fort Knox pit and the construction of a new heap leach pad. Kinross gained mineral rights to the Gilmore land, which is located immediately west of the Fort Knox pit, on December 12, 2017. As a result, the Company added 2.1 million gold ounces in estimated measured and indicated resources and 300 koz. in estimated inferred resources. This was offset by a conversion of 254 koz. of mineral resources to mineral reserves, for a net addition of 1.8 million ounces to measured and indicated resource estimates. An additional 199 koz. was added to estimated inferred resources from exploration and engineering for a total increase of 499 koz. to inferred resource estimates.

Fort Knox Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Depletion (Au koz)	Gilmore Addition (Au koz)	Other Exploration / Engineering Changes (Au koz)	2017* (Au koz)
Proven and Probable Reserves	1,506	(515)	-	254	1,245
Measured and Indicated Resources	1,440	0	2,100	(311)	3,229
Inferred Resources	193	(3)	300	199	689

*Totals may not fully add up due to rounding.

Tasiast Sud project

The Tasiast Sud pre-feasibility study (PFS) is proceeding as planned and is expected to be completed in the second half of 2018. The PFS is contemplating a potential dump leach operation that would combine materials from multiple deposits in the area, and the trucking of high grade ore to the Tasiast mill, located approximately 10 kilometres north of the project. The Company added approximately 820 koz. to inferred mineral resource estimates at Tasiast Sud in 2017.

La Coipa Restart project

On February 2, 2018, the Company agreed to acquire 50% of the Phase 7 deposit from its joint venture partner to consolidate ownership. Upon completion of the transaction, the Company will have mining rights contemplated by the project pre-feasibility study (PFS) completed in 2015 and will fully own the Phase 7 deposit. The transaction includes payments totalling $65 million ($35 million on closing and $30 million on or before January 31, 2019) and is subject to certain conditions. The transaction is expected to close within 90 days.

In 2017, approximately 844 koz. of gold and 34 million oz. of silver at Phase 7 and Puren, which comprise the La Coipa Restart project, was converted to estimated mineral reserves from estimated mineral resources. The scope of work contemplated by the project PFS included modifications and enhancements to the existing plant and

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

infrastructure in order to allow blending and processing of higher grade material from the Phase 7 deposit with oxide/transition material from the existing Puren deposit. The Company received approval on the project DIA (Declaration of Impact to Environment) permit in 2016 and expects to receive sectoral permits in the first half of 2018.

Paracatu optimization study update

Kinross has recently completed initial optimization and analysis work for Paracatu that has reaffirmed the Company’s view of the operation’s value and its position as a long-life, large producing mine in Kinross’ portfolio.

The optimization and analysis work focused on determining the optimal mine plan after taking into account improvements undertaken at Paracatu over the past few years. These improvements include the successful reprocessing of tailings, the blending of ores to extend Plant 1 life, and several other continuous improvement initiatives. The optimization work also assessed the impact of throughput variances in quartzite-impacted zones, lower realized recoveries in certain zones of the ore body, water mitigation projects, local cost inflation, and changes to the fiscal regime in Brazil.

The initial technical work, which included geochemical and metallurgical studies, has advanced the Company’s understanding of the operation’s large and varied orebody. The optimization analysis, combined with the implementation of an improved ore control program, is expected to increase the consistency and predictability of Paracatu’s throughput and recovery over the life of mine, partly due to the improved ability to identify ore zones for ideal blending. The technical work resulted in an increase of 332 koz. to the site’s mineral reserve estimates before 2017 depletion, and expects to extend Paracatu’s mine life to 2032.

The Company also announced today that its wholly-owned subsidiary, Kinross Brasil Mineraçao,has agreed to acquire two hydroelectric power plants in Brazil from a subsidiary of Gerdau SA for $257 million2. The two plants are expected to provide 70% of Paracatu’s power and reduce production cost of sales per ounce by approximately $80 over life of mine3. The Company expects to further analyze the benefits of the acquisition of the two hydroelectric power plants on the optimal mine plan and complete the optimization work, which will also include further ore characterization and throughput improvement projects, by the end of 2018.

2017 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2017 and explanatory notes starting at page 14.)

In preparing the Company’s 2017 year-end mineral reserves and mineral resource estimates as of December 31, 2017, Kinross has maintained gold price assumptions used since 2011 of $1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources. Kinross continued to focus on estimated higher margin, lower cost ounces, and maintained its fully-loaded costing methodology.

Proven and Probable Mineral Reserves1

Kinross’ total proven and probable gold reserve estimate was 25.9 million ounces at year-end 2017 compared with 31.0 million ounces at year-end 2016. The net year-over-year decrease was mainly the result of the sale of Cerro Casale, which accounted for 5.8 million ounces in estimated mineral reserves. The Company added approximately 4.0 million Au oz. to its mineral reserve estimates in 2017 to offset depletion of 3.2 million Au oz. during the year. The additions, before depletion, to estimated mineral reserves include:

•	2.3 million oz. at Round Mountain
•	844 koz .at La Coipa
•	332 koz. at Paracatu,
•	273 koz.at Kupol-Dvoinoye

2 Assumes foreign exchange rate of 3.25 Brazilian real to the U.S. dollar.

3 Please see the news release titled “Kinross announces acquisition of power plants in Brazil to secure long-term, low-cost power for Paracatu mine” at Kinross.com for more information.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

•	254 koz. at Fort Knox (East Wall)

As a result of these mineral reserve additions and engineering and mine optimization work, the Company expects to extend mining at Round Mountain by five years, mine life at Fort Knox by one year, mill production at Kupol by one year and Paracatu mine life to 2032.

Proven and probable silver reserves at year-end 2017 were estimated at approximately 52.6 million ounces, compared with 37.4 million ounces at year-end 2016. The increase was mainly as a result of additions of approximately 34.0 million oz. of silver at La Coipa, partially offset by the sale of Cerro Casale, which accounted for 14.7 million silver oz., and production depletion. Silver reserves were estimated using a silver price assumption of $17.00 per ounce.

The Company no longer has any proven and probable copper reserves, which were exclusively at Cerro Casale.

Measured and Indicated Mineral Resources1

Kinross’ total estimated measured and indicated mineral resources at year-end 2017 were 29.6 million Au oz. and in line with mineral resource estimates of 30.3 million Au oz. at year-end 2016. Mineral resource additions of approximately 1.8 million oz. at Fort Knox, 489 koz. at Round Mountain and 119 koz. at Kupol partially offset the decrease in mineral resource estimates as a result of the sale of Cerro Casale and White Gold and the conversion of gold ounces to mineral reserves.

Measured and indicated silver resources were estimated to be 35.5 million ounces, assuming a $20.00 per ounce silver price, compared with 70.9 million ounces at year-end 2016. The decrease was mainly as a result of the conversion of silver ounces at La Coipa to estimated mineral reserves.

Inferred Mineral Resources1

Kinross’ total estimated inferred gold resources at year-end 2017 were approximately 6.4 million ounces, compared with 6.5 million ounces at year-end 2016. The slight net decrease was primarily a result of the sale of Cerro Casale and conversions of ounces to mineral reserves and measured and indicated resources. The decrease was largely offset by inferred mineral resource additions, including:

•	898 koz. at Tasiast, which includes approximately 820 koz. at Tasiast Sud
•	499 koz. at Fort Knox
•	282 koz. at the Round Mountain Phase W project

Kinross Gold Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Divestiture (Au koz)	Depletion (Au koz)	Exploration (Au koz)	Engineering (Au koz)	2017* (Au koz)

Proven and Probable Reserves	30,965	(5,811)	(3,212)	368	3,628	25,934
Measured and Indicated Resources	30,280	(1,683)	(103)	3,570	(2,469)	29,594
Inferred Resources	6,473	(1,623)	(51)	(180)	1,761	6,382

*Totals may not fully add up due to rounding.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Exploration update

The Company’s exploration efforts continued to focus within the footprint of existing mines and their immediate surrounding districts in 2017. A total of 368 koz was added to Kinross’ estimated mineral reserves and 3.57 million ounces was added to measured and indicated mineral resource estimates due to exploration activities during the year. 2017 exploration highlights include:

•	Kupol-Dvoinoye: A total of 273 Au koz. was added to estimated mineral reserves and 113 Au koz. to estimated measured and indicated resources, mainly from Kupol and Zone 1 and Zone 37 at Dvoinoye. At Kupol, the primary objective of 2017 drilling in the North Extension area was to determine the extent of mineralization. Drill intercepts continue to confirm high-grade narrow-vein mineralization extending northwards by up to two kilometres from the current limit of the Kupol mine workings. As a result of continued exploration success at Kupol and engineering optimization work at Dvoinoye, scheduled mill production at Kupol has been extended by one year to 2022.
•	Tasiast Sud: Drilling at Tasiast Sud mainly targeted the C6.13 and C6.15 deposits, which are located immediately south of the Tasiast mine and west of the Tamaya deposit. Resource model updates for the two deposits added approximately 670 Au koz. to inferred mineral resource estimates.

For 2018, the brownfields exploration program will follow up on the mineralized targets identified in 2017 with infill drilling and geologic modelling, with the goal of converting the mineralization to estimated measured, indicated and inferred mineral resources.

•	Kupol: Kinross is expected to increase exploration spending to $14.5 million in 2018 to continue exploring and delineating high potential targets in the Kupol land package, particularly the North Extension, where high-grade narrow-vein targets have been identified. A tighter spacing drill program is expected to be undertaken to determine the potential for additions to inferred resource estimates.
•	Tasiast Sud: A pre-feasibility study is expected to be completed in the second half of 2018. Exploration programs are expected to focus on testing the extent of mineralization at depth in C6.13 and C6.15, as well as C6.14 and C6.16, which are within the Tasiast Sud area. Exploration at Tasiast is expected to be focused on both the potential for near-surface leachable oxide targets and deeper granodiorite-hosted targets.
•	Bald Mountain: Kinross expects to spend [$10 million] at Bald Mountain in 2018 for infill drill programs with the goal of upgrading estimated mineral resources to mineral reserves at Redbird, Winrock and Yankee. Exploration will also focus on other target areas for mineral resource growth, including the Redbird extension, Winrock extensions and Top Gap.
•	Kettle River - Curlew: Kinross plans to dewater and rehabilitate the historic K2 mine in order to conduct underground exploration drilling to better target the extensions of mineralization identified at multiple targets in 2017.
•	Chirano: Mineralization at depth is a key exploration focus for 2018, particularly at Akwaaba and Paboase. The Company will assess its mineral reserve estimates at the conclusion of the 2018 exploration program.

A more detailed summary of the 2017 highlights is presented below. Additional details may be found in the Appendices. “Appendix A” provides illustrations, captions, and accompanying explanatory notes, and “Appendix B” provides complete drilling results and drill hole location data corresponding to the values below.

Appendix A: http://www.kinross.com/files/doc_news/2018/02/Appendix-A_Q4-YE-2017-ExplorationFigures_February-14.pdf

Appendix B: http://www.kinross.com/files/doc_news/2018/02/Appendix-B_Q4-YE-2017-Exploration-Drill-Results_February-14.xlsx

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kupol - Dvoinoye

As a result of continued exploration success at Kupol and engineering optimization work at Dvoinoye, scheduled mill production at Kupol has been extended by one year to 2022. As has been the case in previous years, the results of the exploration program have successfully yielded additions to mineral reserve and resource estimates, including a total of approximately 273 Au koz added to the Russia region’s estimated mineral reserves before depletion, mainly from Kupol’s Southeast Extension and in Zone 1 and Zone 37 at Dvoinoye. At the Kupol Northeast Extension, a total of approximately 113 Au koz. was added to the site’s measured and indicated mineral resource estimates.

A total of 79,128 metres were drilled at Kupol during 2017, mainly at the North and South Extensions of the main Kupol vein (see Appendix A: Figure 1). In Zone 650 Southeast Extension (See Appendix A: Figure 2) approximately 90 Au koz. was added to Kupol’s estimated mineral reserves. Drill results in the Northeast and Northern Extension have demonstrated that mineralization is similar to those previously documented at Big Bend and the Central Zone, although at narrower widths. Drilling at the Northern Extension also identified a hanging wall mineralization approximately 150 metres east of the main Kupol vein. These include extensional and fault-hosted veins with well-developed cataclastic breccias, which core axis angles suggest dip steeply to the west. In the Northern extension, exploration work in 2018 is expected to focus on tighter-spaced drilling with the intent of identifying an inferred mineral resource.

A total of 26,045 metres were drilled at Dvoinoye, with emphasis at Zone 1 and Zone 37, both proximal to site operations. Infill drilling resulted in the conversion of 186 koz. Au to estimated mineral reserves in these two zones, while additional mineralization was intersected north of Zone 1 along strike. Follow-up drilling in 2018 is expected to focus on the northern extension of Zone 1 and Zone 37, as well as regional targets around the mining license.

Kinross is expected to increase exploration spending in Russia to approximately $18.5 million in 2018 to continue exploring high potential targets in the Kupol and Dvoinoye land packages. For full drill results and explanatory notes see Appendix B.

Kupol Mining Licence and Kupol West Property significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)
Northeast Extension
KP17-1324	409.4	413.3	3.9	3.5	70.37	740.16
KP17-1326	397.7	399.8	2.1	1.8	121.11	1197.63
KP17-1335	324.8	328.7	3.9	3.2	42.38	163.14
Including	327.6	328.2	0.6	0.6	244.0	758.0
Hanging Wall
KP17-1292	230.5	233.2	2.7	1.5	2.07	20.72
KP17-1290	379.5	380.2	0.7	0.4	12.68	12.68

Kupol Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2017* (Au koz)
Proven and Probable Reserves	1,683	(335)	87	1,435
Measured and Indicated Resources	199	0	119	317
Inferred Resources	131	0	16	146

*Totals may not fully add up due to rounding.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Dvoinoye Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2017* (Au koz)
Proven and Probable Reserves	619	(228)	186	576
Measured and Indicated Resources	42	0	(36)	6
Inferred Resources	108	0	(103)	5

*Totals may not fully add up due to rounding.

Tasiast Sud

In 2017, all exploration drilling at Tasiast was conducted at Tasiast Sud, where 541 drill holes for 47,468 metres were completed. The main target areas were the C6.13 and C6.15 deposits (see Appendix A: Figure 3), which are located immediately south of the Tasiast mine and west of the Tamaya deposit.

Drilling to date has identified continuous mineralization along an 8 kilometre strike between C6.13 to C6.15, up to a depth of 200 metres, with an oxide transition boundary approximately 100 metres from surface. Resource model updates for the two deposits have generated approximately 670 Au koz. for Tasiast’s inferred mineral resource estimates.

A refined model at Tamaya has also added approximately 150 Au koz to inferred mineral resource estimates, bringing total inferred mineral resource estimates at Tasiast Sud to approximately 820 Au koz.

There is an application pending to convert an exploration license to an exploitation license, which is required in order to maintain the Company’s rights to the Tasiast Sud land.

Exploration programs testing the extension of mineralization at depth in C6.13 and C6.15, as well as C6.14 and C6.16, which are within the Tasiast Sud area, are expected to continue in 2018. For full drill results and explanatory notes see Appendix B.

Tasiast Sud significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	Au (g/t)
C6.13
TA13727RC	18	36	18	4.08
TA13732RC	10	21	11	7.15
TA14747RC	32	49	17	11.42
C6.15
TA14780RC	51	59	8	4.51
TA16607RC	66	78	12	2.96
TA16614RC	45	68	23	2.71

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Tasiast Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2017* (Au koz)
Proven and Probable Reserves	8,015	(106)	(49)	7,861
Measured and Indicated Resources	3,144	(39)	(146)	2,959
Inferred Resources	345	(7)	898	1,237

*Totals may not fully add up due to rounding.

Round Mountain

At Round Mountain, the exploration program focused on Phase W and completed 10,230 metres of infill drilling, concluding the Phase W exploration program. Approximately 2.3 million Au oz. were converted to mineral reserve estimates. Measured and indicated mineral resource estimates increased by 489 koz. and inferred mineral resources by 282 koz. Exploration drilling in 2018 is expected to target potential ounces in pit wall laybacks to the north and south of the pit, with the aim of upgrading and adding to the site’s mineral resource estimates.

Round Mountain Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2017* (Au koz)
Proven and Probable Reserves	1,267	(648)	2,266	2,884
Measured and Indicated Resources	1,932	(28)	489	2,393
Inferred Resources	1,863	(30)	282	2,115

*Totals may not fully add up due to rounding.

Bald Mountain

During 2017, exploration at Bald Mountain focused on near term opportunities that are expected to have a direct impact on operational planning, as well as growing existing mineral resource estimates and defining future opportunities within the large Bald Mountain land package (see Appendix A: Figure 4).

Approximately $10 million was spent on the 2017 Bald Mountain exploration program, which completed 52,295 metres of drilling in 319 holes. Drilling was completed at the Redbird, Winrock, Top, Saga, Poker Flat, Duke, Rat and White Pine deposits in the North Area, and at the Luxe and Yankee deposits in the South Area. Additional drill testing was completed on early stage targets within the Joint Venture and the North Area.

In the North Area, exploration drilling at Redbird focused on testing the south extent of mineralization and infill drilling (see Appendix A: Figure 5). The extension drilling expanded the mineralization potential of the current estimated mineral resource, with significant high grade upside up to 300 metres southeast of the current pit design. The Winrock drill program returned positive intercepts, which has led to an addition of mineral resource ounces in the shallow oxide zones (see Appendix A: Figure 6). The drill program completed at Saga extended mineralization and also confirmed gaps in mineralization within the design pits and moderate step outs with significant grades to the east and at depth of the current mineral resource. Infill drilling at the south wall of the Top 2 pit (Top Gap) indicated continuity of mineralization along the Skarn Fault. Exploration drilling at Top Hat, in the

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

northwest area of the Top 2 pit, intersected mineralization outside of the current resource model. For full drill results and explanatory notes see Appendix B.

Bald Mountain significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	Au (g/t)
Redbird
RB17-001	213.4	259.1	45.7	4.15
RB17-015	102.1	167.6	65.5	2.74
RB17-016	166.1	243.8	77.7	2.54
Winrock
WR17-037	1.5	112.8	111.3	0.77
WR17-048	3.0	45.7	42.7	1.37
WR17-052	0.0	32.0	32.0	2.25
Top
TE17-040	318.5	332.2	13.7	9.91
TE17-057	105.2	134.1	29.0	3.20
TE17-066	48.8	137.2	88.4	7.06
Including	48.8	56.4	7.6	34.78
Also including	111.3	137.2	25.9	10.16
Saga
SG17-010	192.0	295.7	103.6	0.75
SG17-017	109.7	153.9	44.2	1.92
SG17-038	73.0	185.9	112.8	0.76

Drilling within the Bald Mountain Joint Venture Area has confirmed a large footprint of a mineralized system within the Guilmette Limestone at Rattlesnake.

In 2018, Kinross expects to spend[$10 million at Bald Mountain for infill drill programs with the goal of upgrading estimated mineral resources to mineral reserves at Redbird, Winrock and Yankee and adding to the mineral resource estimates in the Top 2 pit. In addition, 2018 exploration is expected to focus on early stage upside targets within the large Bald Mountain land package, and other target areas for mineral resource growth, including the Redbird extension, Winrock extensions and Top Gap.

Bald Mountain Mineral Reserve and Mineral Resource Estimates[1]

	2016 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2017* (Au koz)
Proven and Probable Reserves	2,133	(525)	91	1,698
Measured and Indicated Resources	3,548	0	(200)	3,349
Inferred Resources	648	0	(51)	597

*Totals may not fully add up due to rounding.

Fort Knox

In December 2017, Kinross announced that it had gained mineral rights to the Gilmore property, which is located immediately west of the Fort Knox pit. Kinross began an initial drilling program on Gilmore land, and Fort Knox land adjacent to Gilmore, in 2014, completing approximately 73,000 metres of core and reverse-circulation drilling in 205 holes (see Appendix A: Figure 7).

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

In addition to Gilmore, Kinross continued to explore the extent of mineralization to the east of the Fort Knox pit. During the year, 2,717 metres were drilled in the East Wall of the pit. For full drill results and explanatory notes see Appendix B.

Gilmore Property significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	Au (g/t)
FFR16-1585	294.10	304.80	10.70	4.12
FFC17-1595	74.70	94.50	19.80	1.28
FFC17-1690	362.70	373.40	10.70	5.23

Kettle River - Curlew

The early stage Curlew district exploration program continued to focus in and around the historical K2 mine, which is 37 km away from the Kettle River mill. A total of 11,929 metres of drilling was completed to define gaps in discreet mineralized zones at K2 North, Z3, Emanuel Creek, Stealth, Lower East Vein, K5 and Lower Portal, and to extend mineralization along strike. Significant intercepts were also intersected in quartz adularia veins north and east of the current K5 and Lower Portal zones (see Appendix A: Figure 8).

Kinross expects to continue to explore these zones in 2018, and plans to dewater and rehabilitate the K2 mine in order to conduct underground exploration drilling to better target the extensions of mineralization identified in 2017. For full drill results and explanatory notes see Appendix B.

Curlew significant down-hole drill intercepts:

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
Lower Portal
LP17-21	394.5	418.8	24.3	24.0	3.71
Including	400.8	403.7	2.9	0.6	11.43
LP17-24	277.4	284.7	7.3	7.3	3.84
LP17-25A	326.1	386.8	60.7	15.7	2.24
K5 Zone
K5-17-17B	654.4	663.5	9.1	7.4	7.51
K5-17-20	442.1	447.8	5.7	4.5	12.05
Including	442.1	442.5	0.4	0.2	55.5
K5-17-22A	513.7	521.8	8.1	6.0	6.45

Chirano

At Chirano, the exploration strategy remains focused on incremental additions to the mine life, which is currently expected to end in 2020. In 2017, the priorities were assessing the potential for depth extensions of the Akwaaba and Paboase underground mines and determining open pit potential in the gap between the Mamnao Central and South pits.

At Akwaaba, drilling has proven the continuity of mineralization in an area that was previously considered a low grade gap (see Appendix A: Figure 9). The 2017 infill drill program has identified a high-grade portion of a hanging wall splay. Generally, drilling has demonstrated potentially mineable material greater than 100 metres below current reserves with the addition of material from the hanging wall splay. Drilling at Paboase also identified continuous mineralization over 100 metres below the current reserves, with significant high grades over appreciable mining widths (see Appendix A: Figure 10). The 2018 drill program will continue to prioritize the depth extensions at both Akwaaba and Paboase.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

An active drill program is ongoing and is expected to be completed during 2018. The results of the drill program will be reflected in a mineral resource update in 2018. Any potential impact to mine life at Chirano will be assessed in late 2018 in conjunction with the results of an ongoing cost-cutting and productivity improvement program. For full drill results and explanatory notes see Appendix B.

Chirano Underground significant drill intercepts:

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)
Akwaaba UG
CHDD2502UG	204.2	236.0	31.8	16.5	5.25
CHDD2506UG	225.8	256.2	30.4	14.3	5.03
CHDD2534UG	287.0	306.0	19.0	12.8	5.71
Paboase UG
CHDD2545UG	261.0	279.0	18.0	9.5	4.75
CHDD2547UG	215.0	227.9	12.9	8.6	8.10
CHDD2556UG	230.0	247.0	17.0	9.5	6.62
Mamnao Gap
CHRC2503	262.0	280.0	18.0	13.0	3.18
CHRC2530	198.0	245.0	47.0	25.0	1.46
Including	205.0	235.0	30.0	15.9	2.02
Including	227.0	234.0	7.0	3.7	3.49
CHRC2543	208.0	230.0	22.0	15.5	2.45

Greenfields exploration update

While brownfields exploration remains Kinross’ core exploration focus, the Company also continues to pursue greenfields opportunities. In 2017, Kinross focused on targets in Nevada, the Abitibi region in Quebec and Ontario, areas of Eastern Russia, and northern Finland’s greenstone belts.

Kinross also pursues greenfields opportunities and high margin types of deposits through strategic investments and partnerships with high quality junior exploration companies. The Company believes fostering good relationships with management teams that have a successful track record of discovery, and keeping a solid pipeline of quality targets that demonstrate scope and scale for significant discovery, are key components of the greenfields exploration strategy.

In Nevada, Kinross explored 10 projects in both joint venture (JV) and 100%-owned Kinross claims. Kinross and its JV partners undertook geochemical sampling, ground and airborne geophysical surveys and drilling programs. Indications of mineralization and prospective targets were generated at several projects, and a second phase of drilling is expected to be undertaken in 2018. The Company and its JV partners have also identified new opportunities in Alaska, Quebec, Ontario, the Yukon, and Finland, and are assessing potential drilling programs at these projects for 2018.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Conference call details

In connection with this release and the Company’s 2017 Q4/year-end results, Kinross will hold a conference call and audio webcast on Thursday, February 15, 2018 at 9 a.m. ET to present the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (866) 393-4306; Conference ID: 9094608

Outside of Canada & US – +1 (734) 385-2616; Conference ID: 9094608

Replay (available up to 14 days after the call):

Canada & US toll-free – (855) 859-2056; Conference ID: 9094608

Outside of Canada & US – +1 (404) 537-3406; Conference ID: 9094608

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2017 Q4/year-end news release, 2017 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2017 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Louie Diaz
Director, Corporate Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact
Tom Elliott
Senior Vice-President, Investor Relations and Corporate Development
phone: 416-365-3390
tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

2017 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT										GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2017
Property	Location	Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	USA	100.0%	6,490	0.7	143	88,726	0.5	1,555	95,216	0.6	1,698
Fort Knox Area	USA	100.0%	23,671	0.5	357	65,187	0.4	888	88,858	0.4	1,245
Round Mountain Area	USA	100.0%	49,266	0.5	853	75,116	0.8	2,031	124,382	0.7	2,884
SUBTOTAL			79,427	0.5	1,353	229,029	0.6	4,474	308,456	0.6	5,827

SOUTH AMERICA
La Coipa [8]	Chile	100.0%	59	1.6	3	15,603	1.7	841	15,662	1.7	844
Paracatu	Brazil	100.0%	511,127	0.4	6,805	131,194	0.5	2,019	642,321	0.4	8,824
SUBTOTAL			511,186	0.4	6,808	146,797	0.6	2,860	657,983	0.5	9,668

AFRICA
Chirano	Ghana	90.0%	3,639	1.0	122	4,662	3.0	445	8,301	2.1	567
Tasiast	Mauritania	100.0%	30,535	1.2	1,191	94,254	2.2	6,670	124,789	2.0	7,861
SUBTOTAL			34,174	1.2	1,313	98,916	2.2	7,115	133,090	2.0	8,428

RUSSIA
Dvoinoye	Russia	100.0%	1,287	5.2	216	1,296	8.6	360	2,583	6.9	576
Kupol	Russia	100.0%	770	6.2	155	4,808	8.3	1,280	5,578	8.0	1,435
SUBTOTAL			2,057	5.6	371	6,104	8.4	1,640	8,161	7.7	2,011

TOTAL GOLD			626,844	0.5	9,845	480,846	1.0	16,089	1,107,690	0.7	25,934

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8)
Kinross Gold Corporation's Share at December 31, 2017
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	3,652	6.1	713	3,641	5.6	658	7,293	5.8	1,371
SUBTOTAL				3,652	6.1	713	3,641	5.6	658	7,293	5.8	1,371

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	59	152.9	291	15,603	67.6	33,897	15,662	67.9	34,188
SUBTOTAL				59	152.9	291	15,603	67.6	33,897	15,662	67.9	34,188

RUSSIA
Dvoinoye		Russia	100.0%	1,287	9.7	402	1,296	13.1	544	2,583	11.4	946
Kupol		Russia	100.0%	770	81.8	2,025	4,808	91.1	14,086	5,578	89.8	16,111
SUBTOTAL				2,057	36.7	2,427	6,104	74.6	14,630	8,161	65.0	17,057

TOTAL SILVER				5,768	18.5	3,431	25,348	60.4	49,185	31,116	52.6	52,616

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2017
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	21,853	0.7	465	158,485	0.6	2,884	180,338	0.6	3,349
Fort Knox Area		USA	100.0%	24,606	0.4	320	213,425	0.4	2,909	238,031	0.4	3,229
Round Mountain Area		USA	100.0%	2,378	0.4	30	102,683	0.7	2,363	105,061	0.7	2,393
SUBTOTAL				48,837	0.5	815	474,593	0.5	8,156	523,430	0.5	8,971

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	5,305	1.8	304	9,849	1.9	599	15,154	1.9	903
Lobo Marte		Chile	100.0%	96,646	1.1	3,525	88,720	1.2	3,489	185,366	1.2	7,014
Maricunga		Chile	100.0%	35,908	0.8	937	209,097	0.7	4,492	245,005	0.7	5,429
Paracatu		Brazil	100.0%	164,286	0.3	1,530	158,541	0.3	1,719	322,827	0.3	3,249
SUBTOTAL				302,145	0.6	6,296	466,207	0.7	10,299	768,352	0.7	16,595

AFRICA
Chirano		Ghana	90.0%	3,075	1.7	166	7,900	2.3	580	10,975	2.1	746
Tasiast		Mauritania	100.0%	4,936	0.7	113	69,655	1.3	2,846	74,591	1.2	2,959
SUBTOTAL				8,011	1.1	279	77,555	1.4	3,426	85,566	1.3	3,705

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	28	6.2	6	28	6.2	6
Kupol		Russia	100.0%	75	8.9	21	826	11.2	296	901	11.0	317
SUBTOTAL				75	8.9	21	854	11.0	302	929	10.8	323

TOTAL GOLD				359,068	0.6	7,411	1,019,209	0.7	22,183	1,378,277	0.7	29,594

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2017
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	2,378	8.7	667	5,309	6.8	1,160	7,687	7.4	1,827
SUBTOTAL				2,378	8.7	667	5,309	6.8	1,160	7,687	7.4	1,827

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	5,305	37.1	6,330	9,849	74.0	23,445	15,154	61.1	29,775
SUBTOTAL				5,305	37.1	6,330	9,849	74.0	23,445	15,154	61.1	29,775

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	28	6.0	5	28	6.0	5
Kupol		Russia	100.0%	75	126.4	303	826	135.5	3,598	901	134.8	3,901
SUBTOTAL				75	126.4	303	854	131.3	3,603	929	130.9	3,906

TOTAL SILVER				7,758	29.3	7,300	16,012	54.8	28,208	23,770	46.5	35,508

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT					GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2017
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	43,305	0.4	597
Fort Knox Area		USA	100.0%	56,458	0.4	689
Round Mountain Area		USA	100.0%	89,078	0.7	2,115
SUBTOTAL				188,841	0.6	3,401

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,121	1.5	101
Lobo Marte		Chile	100.0%	2,003	1.1	69
Maricunga		Chile	100.0%	53,133	0.6	1,044
Paracatu		Brazil	100.0%	31,033	0.2	227
SUBTOTAL				88,290	0.5	1,441

AFRICA
Chirano		Ghana	90.0%	1,590	3.0	152
Tasiast		Mauritania	100.0%	41,771	0.9	1,237
SUBTOTAL				43,361	1.0	1,389

RUSSIA
Dvoinoye		Russia	100.0%	14	11.8	5
Kupol		Russia	100.0%	489	9.3	146
SUBTOTAL				503	9.4	151

TOTAL GOLD				320,995	0.6	6,382

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2017
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	960	1.7	54
SUBTOTAL				960	1.7	54

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,121	45.2	3,081
SUBTOTAL				2,121	45.2	3,081

RUSSIA
Dvoinoye		Russia	100.0%	14	10.7	5
Kupol		Russia	100.0%	489	131.2	2,062
SUBTOTAL				503	127.8	2,067

TOTAL SILVER				3,584	45.1	5,202

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce and a silver price of $US 17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Ruble to $US 60

Chilean Peso to $US 650

Brazilian Real to $US 3.25

Ghanaian Cedi to $US 4.00

Mauritanian Ouguiya to $US 330

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce and a silver price of $US 20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2017 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. Mineral resources for the Phase 7 project are reported at 100% ownership. Kinross currently holds a 50% interest in the Phase 7 project but has entered into an agreement whereby it has agreed to purchase the other 50% that it does not currently own.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this presentation. Forward-looking statements contained in this presentation include those statements on slides with, and statements made under, the headings “Organic Development Projects”, “2017 Mineral Reserves and Resources Update” and “Exploration Update” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, project schedules, mine life, continuous improvement initiatives and other cost savings opportunities, as well as references and other statements with respect to other possible events and opportunities, including, without limitation, estimates and the realization of such estimates (such as mineral or gold reserves and resources, and mine life); future development, mining activities, production and growth (including but not limited to cost and timing); success of exploration or development of operations; project studies; restarting suspended or disrupted operations; the future price of gold and silver; currency fluctuations; expected capital requirements; government regulation; and environmental risks and proceedings. The words “ahead”, “aim”, “assumption”, “budget”, “contemplate”, “continue”, “develop”, “enhancements”, “estimate”, “expand”, “expect”, “explore”, “extend”, “focus”, “forward”, “future”, “indicate”, “opportunity”, “optimize”, “outlook”, “plan”, “potential”, “ “progress”, “project”, “schedule”, “study”, “target”, “transform”, or “upside”, or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall and in particular the possibility of production curtailments at Paracatu due to lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) the completion of studies, including optimization studies, prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (3) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, the construction and operation of the TSF and SAG Mill at Tasiast, and work permits, necessary import authorizations for goods and equipment and exploration license conversions at Tasiast; (4) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and regulations relating to work permits in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu and mine life estimates at Round Mountain, Paracatu, Fort Knox and Kupol being accurate); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (12) goodwill and/or asset impairment potential; (13) that Kinross will complete the acquisition of the Brazilian power plants in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our current expectations; (14) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; and (14) access to capital markets, including but not limited to maintaining an investment grade debt rating being consistent with the Company’s current expectations. Although Kinross believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. Statements representing management’s financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company’s financial and other outlook and may not be appropriate for any other purpose. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this presentation are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form, the “Risk Analysis” section of our FYE 2017 Management’s Discussion and Analysis, and the “Cautionary Statement on Forward-Looking Information” in the news release titled “Kinross reports 2017 fourth-quarter and full-year results” dated February 14, 2018, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward-looking statements made in this presentation. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”).

Source Code: Kinross Gold Corporation

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